August 13, 2025

Steven Nichtberger
President and Chief Executive Officer
Cabaletta Bio, Inc.
2929 Arch Street, Suite 600
Philadelphia, PA 19104

       Re: Cabaletta Bio, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2025
           File No. 333-289339
Dear Steven Nichtberger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Kristen McCarthy, Esq.